SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

A DELAWARE LIMITED LIABILITY PARTNERSHIP

世達國際律師事務所

JING AN KERRY CENTRE, TOWER II 46TH FLOOR 1539 NANJING WEST ROAD SHANGHAI 200040, CHINA ——— TEL: (86-21) 6193-8200 FAX: (86-21) 6193-8299 www.skadden.com August 15, 2019
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Confidential

Mr. Joseph McCann

Ms. Christine Westbrook

Mr. Kevin Vaughn

Mr. Franklin Wyman

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Huize Holding Ltd

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on July 19, 2019

CIK No. 0001778982

Dear Mr. McCann, Ms. Westbrook, Mr. Vaughn and Mr. Wyman:

On behalf of our client, Huize Holding Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 5, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 19, 2019 (the “Draft Registration Statement”).

Securities and Exchange Commission

August 15, 2019

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also (i) included its audited consolidated financial statements as of and for the six months ended June 30, 2019, and (ii) included other disclosure and data in relation to the Company’s business model and recent developments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 19, 2019

Prospectus Summary, page 1

1.	We note your response to comment 1. Please provide us with a complete copy of the Oliver Wyman report.

In response to the Staff’s comment, the Company has supplementally provided to the Staff a complete copy of the Oliver Wyman Report under separate cover.

2.

We note your response to prior comment 4 and your revisions to page 7. Please revise your disclosure on page 1 to explain the extent to which travel insurance accounts for the wide disparity between the 5.3 million “insurance clients” and the 41.8 million “insured,” or alternatively remove the 41.8 million figure from your Summary presentation. In this regard, we note your revised disclosures on page 111 indicates that each of your “individual clients” has accumulatively purchased an average of 2.6 insurance policies, which is far less than the 7.9 insurance policies highlighted in your disclosure on page 1.

In response to the Staff’s comment, the Company has removed the 41.8 million figure that was previously disclosed on pages 1, 3, 81 and 116 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the 2.6 figure was calculated as the cumulative number of insurance policies purchased by individual clients divided by the number of individual clients. In calculating the 2.6 figure, the Company did not take into account the number of group accident insurance policies purchased by corporate clients that are mostly small and mid-size enterprises.

Securities and Exchange Commission

August 15, 2019

Risk Factors

Risks Related to Our Business and Industry

We depend on our cooperation with our insurer partners…, page 19

3.

To help us evaluate your response to prior comment 12, please tell us in your response the names of the two insurance partners and indicate the percentage of 2018 operating revenue attributable to each partner. In light of your revised disclosure on page 20, please also tell us whether you or your senior management are related parties to either insurance partner.

The Company respectfully advises the Staff that its top two insurer partners in terms of revenue contribution in 2018 are as follows:

Insurer partner	Percentage of Revenue Contributed
Hongkang Life Insurance Co., Ltd., through its insurance sales subsidiary, Ronghui Insurance Sales Co., Ltd.	19.9%
Fosun United Health Insurance Co., Ltd.	19.7%
Total of top two	39.6%

The Company respectfully advises the Staff that its senior management are not related to either of the insurer partners.

We may not be able to ensure the accuracy and completeness of product information..., page 19

4.

We refer to prior comment 13 and note that your revised disclosure on page 20 indicates that you and your senior management are/were related parties of your insurance partners. Accordingly, please tell us whether sales to these affiliated insurance partners have been material to your business in recent years. If these sales have been material, then please revise your disclosures to describe the conflicts of interest that may result from these affiliations, discuss how you manage these conflicts, and amend your disclosure on page 1 and elsewhere concerning your lack of affiliation with insurance companies and industry participants.

Securities and Exchange Commission

August 15, 2019

The Company respectfully advises the Staff that it previously revised the disclosure on page 20 of the Draft Registration Statement to address prior comment 13 and to clarify its use of the term “affiliate.” Under the relevant PRC laws, the Company as an online insurance product and service platform is required to provide certain insurance product information on its website, including whether the platform or its senior management are related parties to the insurance company that underwrites an insurance product. Even though the Company’s senior management are not related parties to the insurance company that underwrites an insurance product, the Company is required to include a statement regarding such fact on its website. The previously revised disclosure on page 20 was meant to state that the Company had in the past failed to disclose such fact on its website, which constituted a non-compliance incident. The Company respectfully advises the Staff that the Company and its senior management are not related parties of any of the insurer partners.

Management’s Discussion of Financial Condition and Results of Operations Results of Operations

Operating costs and expenses, page 83

5.

Please address the following regarding the revisions provided in response to prior comment 15 in order for readers to understand how you utilize user traffic channels and how your service fee arrangements with these distribution channels are structured:

•

Revise to identify and provide a detailed description of each user traffic channel within the “social media influencer, emerging media channel and financial institution” categories and an explanation of the methods used in each user traffic channel to “attract” or “guide” Insurance Clients to your online insurance products and service platform, as discussed on page 126.

The Company respectfully advises the Staff that both social media influencers and emerging media channels refer to key opinion leaders who are active on popular social media platforms. Financial institutions refer to wealth management companies that the Company works with. After due consideration of the Staff’s comment, the Company decided to delete the reference to “emerging media channel” and revise the Revised Draft Registration Statement accordingly. In response to the Staff’s comment, the Company has revised the disclosure on pages 85, 100 and 134 of the Revised Draft Registration Statement.

•

Revise to disclose a description of key terms governing your contractual arrangements with each user traffic channel. Where possible, provide quantification of the impact of those terms with your contractual arrangements with user traffic channels.

In response to the Staff’s comment, the Company has revised the disclosure on page 135 of the Revised Draft Registration Statement to summarize the key terms governing its contractual arrangements with its user traffic channels. The Company respectfully advises the Staff that its description of its user traffic channels as social media influencers and financial institutions is mainly based on their respective profiles in order to provide more colors on these channels and to help readers better understand what these channels are. The Company views its user traffic channels as one pool and manages them with the same resources. It uses the same contract template with all user traffic channels, and enters into contractual arrangement with each user traffic channel on the commercial terms negotiated between the Company and relevant channel. The Company does not differentiate its relationship with user traffic channels based on which type of channels they are, and does not separately track financial or operating metrics of the types of user traffic channels internally. Therefore, the Company respectfully advises the Staff that it cannot provide quantitative information based on the types of user traffic channels and it does not believe such information will be meaningful for the investors to understand the Company’s business either.

Securities and Exchange Commission

August 15, 2019

•

You disclose on page 126 that you pay your user traffic channels service fees “based on the transactions completed with clients they attract” to your platform. Revise to quantify the indirect marketing brokerage income as quantified on page 82 based on clients attracted by each traffic channel for each period presented.

In response to the staff’s comment, the Company has revised the disclosure on page 135 of the Revised Draft Registration Statement to specify the factors the Company considers in determining the level of service fees paid to user traffic channels. However, as the Company does not separately track or differentiate the two types of user traffic channels, social media influencers and financial institutions, internally, it is not able to quantify the indirect marketing brokerage income by each user traffic channel.

•	Similarly revise to disclose a breakdown of service fee expense by user traffic channel for each period presented.

The Company respectfully advises the staff that, as it does not separately track or differentiate the two types of user traffic channels, social media influencers and financial institutions, internally, it is unable to provide a breakdown of service fee expense incurred therefrom.

•	Revise to explain how you “equip” certain user traffic channels with “client service team and resources” and how you account for these business activities. Refer to your discussion on page 126.

In response to the staff’s comment, the Company has revised the disclosure on page 134 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it records the expenses incurred from providing its user traffic channels with insurance related contents and client service support under the “salaries and employment benefits” item under selling expenses.

•	Revise to provide an explanation of the key factors underlying fluctuations in the relationship between indirect marketing brokerage income and service fee expense for each period presented.

In response to the staff’s comment, the Company has revised the disclosure on pages 88 and 90 of the Revised Draft Registration Statement.

•	Provide a description of the methods used to compute service fee expense and the associated amount recognized for each user traffic channel in each period presented.

Securities and Exchange Commission

August 15, 2019

The Company respectfully advises the staff that, as disclosed on pages 85 and 135 of the Revised Draft Registration Statement, the service fees it pays to user traffic channels are typically as certain percentages of the GWPs of the transactions completed with the insurance clients the user traffic channels attract to the Company’s platform, and such percentages are set on a case-by-case basis. As the Company does not track the service fee expense and the associated amount recognized for the two types of user traffic channels, social media influencers and financial institutions, separately, it is unable to present the information the Staff requested.

6.	Please address the following regarding the revisions provided in response to prior comment 16:

•

Please provide a description and quantification of the activities and associated costs to develop and maintain your online insurance products and service platform, planned future investment in your systems as discussed on page 113 and your accounting treatment for these costs.

The Company respectfully advises the Staff that the activities to develop and maintain its online insurance product and service platform mainly relate to its investments in IT and technology systems. These include research and development activities associated with the transaction processes of the Company’s distribution of insurance products, and the maintenance and upgrade of the Company’s platform supporting services that the Company provides to its insurance clients, such as product recommendation, intelligent underwriting, insurance policy management and claim settlement services. All of the associated costs are recorded as research and development expenses in the Company’s financial statements. In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Revised Draft Registration Statement.

•	In your response, integrate your analysis with information related to your technology and risk management systems provided on pages 126-129 and expense breakdowns on page F-40.

The Company respectfully advises the Staff that in order to enhance its risk management system, it will continue to invest in its data analytics capabilities and its technology platforms. The expenses relating to data analytics are mainly salaries and benefits of product development personnel, which are recorded under the “salaries and employment benefits” item on page F-40. The expenses relating to technology platforms are mainly salaries and benefits of R&D personnel, which are recorded under research and development expenses.

•	Revise to more clearly identify the parameters within which you make underwriting decisions, and discuss the extent to which that varies by insurance product.

Securities and Exchange Commission

August 15, 2019

The Company respectfully advises the Staff that as an insurance intermediary, it does not make underwriting decisions or bear underwriting risks. In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Revised Draft Registration Statement to specify the parameters that the Company’s insurance partners make their underwriting decisions.

•	Revise to identify the parameters within which you conduct claims management activities and within which you make claims payment decisions.

The Company respectfully advises the Staff that the Company assists its insurance clients in the claim settlement process, but does not make claim payment decisions. In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Revised Draft Registration Statement to clarify this.

•

In order to clearly explain how you assist your Insurer Partners in technology support, systems integration, product design, policy underwriting, and claims settlement, provide us with the following information, focusing on the contractual arrangements with your two largest Insurer Partners.

•

A description of the contractual terms in the “cooperative agreements” with your Insurer Partners, as described on page 121, particularly those governing your obligation to provide support services to your Insurer Partners.

In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Revised Draft Registration Statement to clarify its contractual obligations under its cooperative agreements with the insurer partners. The Company respectfully advises the Staff that although the Company has the contractual obligation to ensure the smooth operation of its platform, its key obligations under such agreements are to distribute the insurance products of its insurance partners, as disclosed on pages 129 and 130 of the Revised Draft Registration. The Company is not contractually required by its insurer partners to provide additional services, such as intelligent underwriting, in-force policy administration and claim settlement service to the insurance clients the Company serves. The Company offers such services in order to enhance its clients’ transaction experience to maintain and grow its insurance client base, which in turn could strengthen its business relationship with its insurer partners.

•

A description of the resources used to deliver each support service to your Insurer Partners as described on page 109, including intelligent underwriting, in-force policy administration, claims settlement and systems integration. Integrate this analysis with information in the table on page 130, showing the number of employees by function, and the expense breakdowns on page F-40.

Securities and Exchange Commission

August 15, 2019

The Company respectfully advises the Staff that:

(i)

For intelligent underwriting, the Company invests in the development, upgrade and maintenance of its intelligent underwriting system and its professional underwriting personnel. The personnel involved in providing this service include (a) engineers in the Company “research and technology” team, and (b) underwriting personnel in its “product management” team as shown in the employee table on page 139 of the Revised Draft Registration Statement.

(ii)

For in-force policy management, the Company invests in the development, upgrade and maintenance of its insurance policy management system and its client service capabilities. The personnel involved include (a) engineers in its “research and technology” team, and (b) client service representatives in its “client service” team as shown in the employee table on page 139 of the Revised Draft Registration Statement.

(iii)

For claim settlement service, the Company invests in the development, upgrade and maintenance of its claim settlement system and its client service capabilities. The personnel involved include (a) engineers in its “research and technology” team, and (b) client service representatives in its “client service” team as shown in the employee table on page 139 of the Revised Draft Registration Statement.

(iv)

For system integration, the Company invests in its IT infrastructure and employs engineers in its “research and technology” team as shown in the employee table on page 139 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that for all of the above mentioned support services, it records the expenses related to system maintenance and development under research and development expenses, and the personnel related expenses under the “salaries and employment benefits” item under selling expenses on page F-40.

Reorganization, page 91

7.

Please refer to prior comment 17. Please expand your disclosure on page 91 to disclose the remaining incremental information described on pages 7-8 of your response, particularly the share ownership positions in the Company and Huiye Tianze, as held by the same parties.

In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Revised Draft Registration Statement.

Critical Accounting Policies

Consulting Services, page 92

8.

Revise your revisions provided in response to prior comment 18 on pages 92 and F-22 to clarify whether you receive both brokerage revenue and consulting revenue from the sale of a given cargo insurance policy. If so, revise your explanation of how the consulting revenue amount is determined accordingly, and revise to quantify the amount of brokerage income recorded on cargo insurance policies. If not, clearly state that fact, and explain why not.

Securities and Exchange Commission

August 15, 2019

In response to the Staff’s comment, the Company has revised the disclosure on pages 100 and F-22 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the Company receives both brokerage revenue and consulting revenue from the sales of a given cargo insurance policy. The Company acts as broker to the insurance companies by providing insurance policy sales services for cargo insurance products and receives brokerage commissions in return from the insurance companies on successful cargo insurance policy sales. In addition, the Company also provides consulting services to insurance clients who are interested in purchasing cargo insurance policies and receives consulting services fees from the insurance clients when insurance clients successfully purchase such cargo insurance policies. In the sale of a given cargo insurance policy, the Company earns a commission from the insurance company and a consulting fee from the insurance client. Such fees are not combined as they represent the stand-alone selling price of the services provided to each of the customers. While the insurance premium is set by the respective insurance companies, the consulting service fee is determined by the Company based on a percentage of insurance premiums and will be added as a markup on top of the insurance premium set by the insurance company. The Company will collect the total payment including the insurance premium from the insurance clients. The portion equal to the premium set by the insurance company is remitted to the insurance company and the remaining is the consulting services fee. If the client does not purchase the insurance policy and does not pay for the insurance policy, there is no consulting services revenue being recognized. Brokerage income from cargo insurance product sales is immaterial to the Company and is therefore not separately presented.

Taxation

People’s Republic of China Taxation , page 183

9.

We note your response to comment 29. Please revise the prospectus disclosure on page 183 to indicate that the “People’s Republic of China Taxation” disclosure is the opinion of named counsel. Please also ensure that Exhibit 8.2 contains a similar statement and note that counsel must opine on the tax consequences of the offering, not the manner in which those consequences are described in the prospectus. Accordingly, Exhibit 8.2 should not address whether the statements in the prospectus concerning PRC tax laws “are accurate in all material respects.” For guidance, please refer to Section III.B.2 and III.C.2 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 192 of the Revised Draft Registration Statement. The Company will ensure that the opinion to be filed as exhibit 8.2 will address the Staff’s comment.

Securities and Exchange Commission

August 15, 2019

10.

Please revise the first sentence of the second full paragraph on page 184 to clarify, if true, that in outside counsel’s opinion non-PRC resident holders will not be subject to PRC income tax on dividends or gains from sales or other dispositions. If such opinion is subject to uncertainty, counsel may provide a “should’ or “more likely than not” opinion and explain why a “will” opinion cannot be given and describe the degree of uncertainty. The opinion should provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, please refer to Section III.C.4 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on pages 192 and 193 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies

(w) Revenue recognition, page F-22

11.	Please address the following related to your response to prior comment 32:

•

Please explain the terms governing the operation of your loyalty program, quantify the associated revenues generated under these programs, and quantify the associated costs recorded in each period presented.

The Company respectfully advises the Staff that the Company operates this loyalty program to promote the sales of insurance products on its platform by attracting user traffic and strengthening the connection between the Company and its users . The loyalty program does not cover users who signed up to purchase cargo insurance products. Company’s users have a variety of ways to obtain the loyalty points, such as signing up an account, inviting friends, and commenting on the insurance products, etc. Such loyalty points can be used to redeem a variety of gifts and services that the Company purchased from third-party providers. The distribution of loyalty points is subject to Company’s own discretion and changes from time to time according to Company’s overall business strategies and promotion campaign efforts.

The Company gives loyalty points to its users but does not consider the users who receives loyalty points as its customers and do not receive any considerations from these users. Accordingly, the Company does not recognize revenue on the issuance of loyalty points to the insurance clients. It is difficult to measure the associated brokerage revenue of the program as it has an indirect impact of attracting user traffic to the platform as the points are not necessarily earned based on actual sales or volume. The cost of loyalty program for the year ended December 31, 2017 and 2018 and for the six months ended June 30, 2019 are as follows:

Loyalty program cost recognized in the selling expenses (RMB)
2017	11.4 million
2018	2.4 million
For the six months ended June 30, 2019	0.3 million

Securities and Exchange Commission

August 15, 2019

As the Company has gradually established market recognition over the years of promotion and advertisement, the efforts and resources devoted to the loyalty program have been reduced. As such, the cost of loyalty program decreased significantly over the years.

•

For your loyalty program discounts or concessions for future insurance transactions, tell us how you considered whether such concessions represent “credit or other items (for example a coupon or voucher) that can be applied against amounts owed to the entity (or to other parties that purchase the entity’s good or services from the customer).” In the cases where you provide credit to the insured towards insurance policies purchased from your insurance partners, explain in greater detail how you considered whether this falls into the guidance of ASC 606-10-32-25.

The Company respectfully advises the Staff that loyalty program discounts or concessions for future insurance transactions do not fall into the guidance of ASC 606-10-32-25.

(I)

For insurance product sales other than cargo insurance products, the Company considers only the respective insurance companies as its customers. The users or the insurance clients are not the Company’s customers and there is no amount owed to the Company by the users or the insurance clients. As such, the loyalty points provided to the user or the insurance clients are not credit or other items that can be applied against amounts owed to the Company by its customers.

(II)

The users purchase insurance companies’ goods or services (i.e. insurance products) from the Company’s customers (i.e. the respective insurance companies). However, as the Company is only providing a brokerage service to the insurance companies, the users are not purchasing the Company’s good or services. As such, the loyalty points provided to the users or the insurance clients are not credits or other items to other parties that purchase the Company’s goods or services from the Company’s customers.

•

Further, refer to “Case One” in the Case Study provided on page 124. Tell us and revise your disclosure here to explain how you would account for the 30 day traffic accident insurance policy issued to Mrs. Chen which was issued at no cost to her. Specifically address in your response how you considered the application of ASC 60610-32-25. Tell us whether the issuance of the insurance policy represents a voucher that can be applied against amounts owed to your insurance partners who purchased from you the service of a successfully matched insurance policy with the insured.

Securities and Exchange Commission

August 15, 2019

The Company respectfully advises the Staff that the Company purchases certain short term insurance policies from the respective insurance companies and provides those insurance policies for free to the Company’s users as a promotion tool. The premiums of such insurance policies are immaterial. The respective premium of such promotional free insurance policies provided to the users are approximately RMB 0.5 million for the year of 2017, approximately RMB 0.2 million for the year of 2018 and approximately RMB 0.05 million for the six months ended June 30, 2019. Total brokerage income recognized in 2017, 2018 and the six months ended June 30, 2019 is below RMB 0.2 million. The Company has gradually established market recognition over the years of promotion and advertisement, and the efforts and resources devoted to such promotion tool have been reduced. As such, the cost of insurance policies provided to users for free decreased significantly over the years.

Company’s users who received insurance policies for free are not obligated to purchase additional insurance policies. The insurance policy subsequently purchased by the user and the insurance policy provided to the user for free are not necessarily from the same insurance company. The user who receives the insurance policy for free still has to pay the full premium amount for insurance policy subsequently sold by the Company on behalf of the respective insurance companies. As such, the issuance of the insurance policy provided to user for free does not represent a voucher that can be applied against amounts owed to Company’s insurer partners who purchased from the Company the service of a successfully matched insurance policy with the insurance client. Insurance premium paid to the respective insurance companies for those short term insurance products by the Company are not payment to customers as it is for a distinct goods or services and represents fair value of those goods or services. The Company recognized the premium paid to the respective insurance companies for those promotional free insurance policies as selling expenses when those insurance policies are purchased.

(x) Cost of revenue, page F-23

12.	Please address the following regarding your response to prior comment 33:

•	As originally requested, explain your statement that “channel cost is recognized when insurer obtains control of the insurance brokerage service, which is consistent with the revenue recognition.”

Securities and Exchange Commission

August 15, 2019

The Company respectfully advises the Staff that channel cost is recognized when an insurance policy is successfully sold through the indirect marketing channel. Insurer obtains control of the insurance brokerage service when the Company fulfilled its performance obligation under the insurance brokerage arrangement with the insurer, which is the point in time when the insurance policy is issued (sold). As such, channel cost is recognized when insurance policy is sold through the indirect marketing channel. To avoid confusion, the Company has revised the disclosure on pages [92 and F-23] of the Revised Draft Registration Statement to more clearly state that such service fee is only paid to user traffic channels for successful sales, recognized as cost of revenue when the signed insurance policy is in place and the premium is collected from the insured.

•	Explain the process and timing for establishing insurer control of the insurance brokerage service and the expected consistency between revenue and the associated cost of revenue.

The Company respectfully advises the Staff that the insurer obtains control of the insurance brokerage service when the Company has fulfilled its performance obligation under the insurance brokerage arrangement with the insurer, which is the point in time when the insurance policy is issued (sold). As such, brokerage revenue is recognized when the signed insurance policy is in place and premium is collected from the insured since the Company has fulfilled its performance obligation to sell an insurance policy on behalf of the insurance company. The associated cost of revenue is also recognized only for successful sales, when the insurance policy is sold through indirect marketing channel, when the signed insurance policy is in place and the premium is collected from the insured.

•

Explain the basis for your statement that “user traffic channels have influences over their followers and users” and your basis for expecting that these “influences” will facilitate future insurance purchase activity. Clarify how you track the business contact derived from a given traffic channel and how you track and compare the likelihood that an insurance policy will be sold as a result.

The Company respectfully advises the Staff that the user traffic channels it works with each has their respective professional background, and they each has their own platforms that target their respective audience as the Company’s potential clients. The Company gives each of its user traffic channels a web ID, and places on each of its user traffic channels’ platform a link that guides the potential clients to the Company’s platform. The Company is able to identify which user traffic channel’s platform serves as the source each client is guided from through the web ID, and is thus able to track the business contract derived from a given traffic channel. The service fee is paid to user traffic channels only for successful sales, recognized as cost of revenue at a point in time when the signed insurance policy is in place and the premium is collected from the insured. Therefore, the Company does not track and compare the likelihood that an insurance policy will be sold as a result.

*        *        *

Securities and Exchange Commission

August 15, 2019

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Cunjun Ma, Chairman of the Board of Directors and Chief Executive Officer

Tracey Chow, Director and Co-Chief Financial Officer, Huize Holding Limited

Minghan Xiao, Co-Chief Financial Officer, Huize Holding Limited

Vincent Yao, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Amanda Mi Tang, Esq., Partner, Kirkland & Ellis International LLP